    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 21, 2000
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                              (AMENDMENT NO.    )
                      VAN KAMPEN SENIOR FLOATING RATE FUND
                                (NAME OF ISSUER)

                      VAN KAMPEN SENIOR FLOATING RATE FUND
                      (NAME OF PERSON(S) FILING STATEMENT)

        Common Shares of Beneficial Interest, Par Value $0.01 per Share
                         (Title of Class of Securities)

                                   920960-101
                     (CUSIP Number of Class of Securities)

                              A. Thomas Smith III

            Executive Vice President, General Counsel and Secretary
                          Van Kampen Investments Inc.
                                1 Parkview Plaza
                                 P.O. Box 5555
                        Oakbrook Terrace, IL 60181-5555
                                 (630) 684-6000
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:

                             Wayne W. Whalen, Esq.
                              Thomas A. Hale, Esq.
                Skadden, Arps, Slate, Meagher & Flom (Illinois)
                              333 W. Wacker Drive
                            Chicago, Illinois 60606
                                 (312) 407-0700

                                January 21, 2000
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE
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Transaction Valuation $236,602,011(a)          Amount of Filing Fees: $47,321(b)
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(a) Calculated as the aggregate maximum purchase price to be paid for 23,899,193 shares in the offer.

(b)  Calculated as 1/50 of 1% of the Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:
                            ----------------------------------------------------
     Form or Registration No.:
                              --------------------------------------------------
     Filing Party:
                  --------------------------------------------------------------
     Date Filed:
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ITEM 1. SECURITY AND ISSUER.

     (a) The name of the issuer is Van Kampen Senior Floating Rate Fund, a non-diversified, closed-end management investment company organized as a Massachusetts business trust (the "Trust"). The principal executive offices of the Trust are located at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, IL 60181-5555.

     (b) The title of the securities being sought is common shares of beneficial interest, par value $0.01 per share (the "Common Shares"). As of January 14, 2000 there were approximately 170,708,518 Common Shares issued and outstanding.

     The Trust is seeking tenders for 23,899,193 Common Shares, at the net asset value per Common Share, calculated on the day the tender offer expires, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 21, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). An "Early Withdrawal Charge" will be imposed on most Common Shares accepted for payment that have been held for less than one year. A copy of each of the Offer to Purchase and the form of Letter of Transmittal is attached hereto as Exhibit (a)(1)(ii) and Exhibit (a)(2), respectively. Reference is hereby made to the Cover Page and
Section 1 "Price; Number of Common Shares" of the Offer to Purchase, which are incorporated herein by reference. The Trust has been informed that no Trustees, officers or affiliates of the Trust intend to tender Common Shares pursuant to the Offer.

     (c) The Common Shares are not currently traded on an established trading market.

     (d) Not Applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) Reference is hereby made to Section 12 "Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     Reference is hereby made to Section 7 "Purpose of the Offer," Section 8 "Plans or Proposals of the Trust," Section 10 "Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Common Shares,"
Section 11 "Certain Effects of the Offer," Section 12 "Source and Amount of Funds" and Section 13 "Certain Information about the Trust" of the Offer to Purchase, which are incorporated herein by reference. In addition, the Trust regularly purchases and sells assets in its ordinary course of business. Except as set forth above, the Trust has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Trust or the disposition of securities of the Trust; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Trust; (c) a sale or transfer of a material amount of assets of the Trust; (d) any change in the present Board of Trustees or management of the Trust, including, but not limited to, any plans or proposals to change the number or the term of Trustees, or to fill any existing vacancy on the Board of Trustees or to change any material term of the employment contract of any executive officer of the Trust; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Trust; (f) any other material change in the Trust's structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940; (g) changes in the Trust's declaration of trust, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Trust by any person; (h) a class of equity securities of the Trust to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;
(i) a class of equity security of the Trust becoming eligible for termination of registration under the Investment Company Act of 1940; or (j) the suspension of the Trust's obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     Reference is hereby made to Section 10 "Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Common Shares" of the Offer to Purchase and the financial statements included as part of Exhibit
(a)(1)(ii) attached hereto, which are incorporated herein by reference. Except as set forth therein, there have not been any transactions involving the Common Shares of the Trust that were effected during the past 40 business days by the Trust, any executive officer or Trustee of the Trust, any person controlling the Trust, any executive officer or director of any corporation ultimately in control of the Trust or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     Reference is hereby made to Section 10 "Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Common Shares" and
Section 12 "Source and Amount of Funds" of the Offer to Purchase which is incorporated herein by reference. Except as set forth therein, the Trust does not know of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between the Trust, any of the Trust's executive officers or Trustees, any person controlling the Trust or any officer or director of any corporation ultimately in control of the Trust and any person with respect to any securities of the Trust (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     No persons have been employed, retained or are to be compensated by or on behalf of the Trust to make solicitations or recommendations in connection with the Offer.

ITEM 7. FINANCIAL INFORMATION.

     (a)-(b) Reference is hereby made to the financial statements included as part of Exhibit (a)(1)(ii) attached hereto, which are incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

     (a) Reference is hereby made to Section 10 "Interests of Trustees and Executive Officers; Transactions and Arrangements Concerning the Common Shares" of the Offer to Purchase which is incorporated herein by reference.

     (b)-(d) Not applicable.

     (e) The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

      (a)(1)(i)    Advertisement printed in The Wall Street Journal.
           (ii)    Offer to Purchase (including Financial Statements).
         (a)(2)    Form of Letter of Transmittal (including Guidelines for
                   Certification of Taxpayer Identification Number).
      (a)(3)(i)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                   Companies and Other Nominees.
           (ii)    Form of Letter to Clients of Brokers, Dealers, Commercial
                   Banks, Trust Companies and Other Nominees.

          (iii)    Form of Letter to Selling Group Members.
           (iv)    Form of Operations Notice
         (a)(4) Form of Letter to Shareholders who have requested Offer to Purchase.
         (a)(5)    Text of Press Release dated January 21, 2000.
            (b)    Second Amendment and Restatement of Credit Agreement between
                   Van Kampen Prime Rate Income Trust, Van Kampen Senior
                   Floating Rate Fund, Various Financial Institutions and Bank of America National Trust and Savings Association, as agent, dated as of June 14, 1999.
         (c)(1)    Investment Advisory Agreement between Van Kampen Senior
                   Floating Rate Fund and Van Kampen Investment Advisory Corp., dated as of December 19, 1997.
         (c)(2)    Administration Agreement between Van Kampen Senior Floating
                   Rate Fund and Van Kampen Investments Inc., dated as of
                   December 19, 1997.
         (c)(3)    Offering Agreement between Van Kampen Senior Floating Rate
                   Fund and Van Kampen Funds Inc., dated as of December 19,
                   1997.
         (c)(4)    Service Plan of Van Kampen Senior Floating Rate Fund.
        (d)-(f)    Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          VAN KAMPEN SENIOR FLOATING
                                          RATE FUND

Dated:  January 21, 2000                       /s/  DENNIS J. McDONNELL
                                               --------------------------------------------------------
                                               Dennis J. McDonnell,
                                               Executive Vice President, Chief Investment Officer and
                                               Trustee

                                 EXHIBIT INDEX

      EXHIBIT                                DESCRIPTION
      -------                                -----------
    (a)(1)(i)        Advertisement printed in The Wall Street Journal
    (a)(1)(ii)       Offer to Purchase (including Financial Statements)
    (a)(2)           Form of Letter of Transmittal (including Guidelines for
                     Certification of Tax Identification Number)
    (a)(3)(i)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                     Companies and Other Nominees
    (a)(3)(ii)       Form of Letter to Clients of Brokers, Dealers, Commercial
                     Banks, Trust Companies and Other Nominees
    (a)(3)(iii)      Form of Letter to Selling Group Members
    (a)(3)(iv)       Form of Operations Notice
    (a)(4)           Form of Letter to Shareholders who have requested Offer to
                     Purchase
    (a)(5)           Text of Press Release dated January 21, 2000
    (b)              Second Amendment and Restatement of Credit Agreement between
                     Van Kampen Prime Rate Income Trust, Van Kampen Senior
                     Floating Rate Fund, Various Financial Institutions and Bank
                     of America National Trust and Savings Association, as agent, dated as of June 14, 1999
    (c)(1)           Investment Advisory Agreement between Van Kampen Senior
                     Floating Rate Fund and Van Kampen Investment Advisory Corp.,
                     dated as of December 19, 1997
    (c)(2)           Administration Agreement between Van Kampen Senior Floating
                     Rate Fund and Van Kampen Investments Inc., dated as of
                     December 19, 1997
    (c)(3)           Offering Agreement between Van Kampen Senior Floating Rate
                     Fund and Van Kampen Funds Inc., dated as of December 19,
                     1997
    (c)(4)           Service Plan of Van Kampen Senior Floating Rate Fund